UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

PetroLogistics LP

File No. 333-175035 - CF#27184

_____

PetroLogistics LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from certain Exhibits to a Form S-1 registration statement filed on June 21, 2011, as amended.

Based on representations by PetroLogistics LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through	October 30, 2015
Exhibit 10.5	through	December 31, 2018
Exhibit 10.6	through	December 31, 2014
Exhibit 10.7	through	December 31, 2013
Exhibit 10.8	through	December 31, 2018
Exhibit 10.9	through	December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Long
Assistant Director